Exhibit 12.1

Coinstar, Inc.

Computation of Ratio of Earnings to Fixed Charges

	2002	2001	2000	1999	1998
Earnings:
Net income (loss) from continuing operations	$62,455	$1,741	$(9,854)	$(15,711)	$(2,397)

Add Back Fixed Charges:
Interest expense including amortization of deferred financing costs	3,710	8,302	8,517	11,164	10,817
Assumed interest component of rent expense(1)	475	477	469	450	455

Total fixed charges	4,185	8,779	8,986	11,614	11,272

Adjusted earnings (loss)	$66,640	$10,520	$(868)	$(4,097)	$8,875

Ratio of earnings (deficiency) to fixed charges	15.92	1.20	(0.10)	(0.35)	0.79

Deficiency of earnings to fixed charges	—	—	$9,854	$(15,711)	$(2,397)

(1)	Estimated as one-third of operating lease expenses